HAROLD W. PAUL, LLC
                                ATTORNEY AT LAW
                              1465 POST ROAD EAST
                               WESTPORT, CT 06880
                                 (203) 256-8005
                              FAX: (203) 256-9294


                                                              July 8, 2005


By Federal Express
------------------

Craig Slivka, Esq.
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re:   AquaCell Technologies, Inc.
           Form S-3 Filed January 7, 2005
           File No. 333-121903

           Quarterly Report on Form 10-QSB for Period Ending September 30, 2004 Filed November 15, 2004

           Annual Report on Form 10-KSB for Period Ending June 30, 2004 Filed September 28, 2004

Dear Mr. Slivka:

     On behalf of AquaCell Technologies, Inc. we are responding to your comment letter dated February 4, 2005. We are filing Amendment No. 1 to Form S-3 and also enclosing a marked copy of the amended to expedite your review. Where appropriate, we are providing you with information supplementally in this letter in lieu of disclosure.


                         FORM S-3 FILED JANUARY 7, 2005
                         ------------------------------

General
-------

1. Amendment No. 1 with requested changes or supplemental information is enclosed.

2.  This comment is acknowledged.

3. Supplementally, concerning our telephone conversation regarding the issue of the spin-off, as we advised you, the Registrant intends to register the spin-off shares on Form 10 and plans to file that registration statement promptly after effectiveness of this Form S-3. Further, as advised, the spin-off shares will not actually be distributed until the Form 10 registration statement has been declared effective. These two conditions should address all staff's concerns raised by Staff Legal Bulletin No. 4.

Table of Contents, page 2
-------------------------

4. Responsive amendment made deleting the last sentence in the paragraph on page 2.

Incorporation of Information We File With the SEC, page 3
---------------------------------------------------------

5. Responsive amendment made incorporating by reference Forms 8-K filed on December 3, 2004, May 5, 2005, June 10, 2005 and July 7, 2005 and Forms 10-QSB filed on February 14, 2005 and May 16, 2005.

Inside Front and Outside Back Cover Pages of Prospectus
-------------------------------------------------------

6. Responsive amendment made disclosing the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Where You Can Find More Information, page 3
-------------------------------------------

7. Responsive amendment made disclosing the Registrant's SEC file number in the first paragraph in this section.

Incorporation of Information We File With the SEC, page 3
---------------------------------------------------------

8. Responsive amendment made indicating that the Company will provide the information listed in this section upon written or oral request.

Summary, page 4
---------------

9. Responsive amendment made to the first paragraph in the summary deemphasizing the product application information.

Risk Factors, page 5
--------------------

10. As discussed in our telephone conversation regarding this comment, all of the risk factors contained in this Form S-3 have been carried over from prior reviewed filings with updated numbers where appropriate. The Company does not wish to issue conflicting disclosure and only minor changes have been made to the risk factor subheadings in response to this comment. These changes have been marked where made.

We depend on key personnel and our business prospects may be diminished if we do
--------------------------------------------------------------------------------
not retain those personnel.
---------------------------

11. Responsive amendment made indicating that this risk factor relates to the small size of the Company and number of employees.

We may not satisfy the Amex listing standard and if we fail to do so, our common
--------------------------------------------------------------------------------
stock is subject to delisting.
------------------------------

12. Responsive amendment made disclosing the recent notice received from the Amex.

Special Note Regarding Forward-Looking Statements, page 7
---------------------------------------------------------

13. Responsive amendment made deleting the word "will" from the Forward-Looking Statements section.

Selling Stockholders, page 9
----------------------------

14. Responsive amendment made including the word "total" at the end of the table.

15. We supplementally advise that none of the selling securityholders are broker-dealers.

16. Responsive amendment made identifying by footnote the natural person or persons having sole or shared voting and investment control over the securities held by the listed entity.

17. Responsive amendment made indicating that a prospectus supplement will be filed covering the circumstance where a successor to a named stockholder wishes to sell under the prospectus.

Disclosure of Commission Position on Indemnification for Securities Act
-----------------------------------------------------------------------
Liabilities
-----------

18. Responsive amendment made adding a section disclosing the information required by Item 510 of Regulation S-B. As discussed this information appears in Part II of the registration statement.

Part II
-------

Other Expenses of Issuance and Distribution, page 14
----------------------------------------------------

19. Responsive amendment made breaking down the expenses of issuance and distribution into individual categories.

Legality Opinion, Exhibit 5
---------------------------

20. Responsive amendment made to the legal opinion in accord with our telephone conversation on this item number.

              FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004
              ---------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 6
------------------

General
-------

21. We acknowledge this comment and will confirm future filings. Based upon conversations between the Company and staff, certain information requested in ensuing comments will be provided supplementally with this response, with the amended S-3 by exhibit or in future filings.

22. Supplementally, we advise the campaign was started in 2003 but implemented as indicated in the period stated in 2004.

23. Supplementally we advise that Unilever is presently our sole advertiser.

24. Supplementally we advise that we do not have a written agreement with Unilever. We have invoiced Unilever for its pilot program for the first 200 locations.

25. Supplementally we advise that agreements are being negotiated with Duane Reade and Winn-Dixie, along with other operations.

26. The form of the Rite Aid Agreement has been filed with the Amendment No. 1 to Form S-3 as an exhibit.

27. The form of the agreement with J. DeKama has been filed as an exhibit to Amendment No. 1 to Form S-3. The agreement with Beau Dietl and Associates was previously filed.

28. Supplementally, we advise that we have no agreement with Advantage, nor is one stated.

29. Supplementally, we advise that the diversification refers to non-pharmacy retail locations, non-retail locations such as medical offices, car dealerships, health clubs and law offices.

Results of Operations
---------------------

30. The disclosures requested have been included in the Form 10-QSB filed for the quarter ended December 31, 2004.

Liquidity and Capital Resources, page 8
---------------------------------------

31. The note issued for the purchase of equipment is an installment loan for the purchase of a truck with monthly payments of $333. Three payments remain at December 31, 2004.

32. The discussion has been revised in the Form 10-QSB filed for the quarter ended December 31, 2004 in accordance with the disclosure requested.

33. Management's discussion and analysis has been revised for the quarter ended December 31, 2004 to include the requested disclosure.

Controls and Procedures, page 8
-------------------------------

34. Controls and Procedures has been revised in the Form 10-QSB filed for the quarter ended December 31, 2004 to include requested disclosure.


                  FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004
                  --------------------------------------------
Business, page 1
----------------

Overview
--------

35. We advise supplementally WST business is not affected. Despite issues with bottled water, consumers increasingly prefer it to tap water. Bottled water continues to grow in the US and abroad, particularly in developing nations with limited access to potable water, thereby increasing demand for water purification and bottling systems. We acknowledge the comment with respect to tone regarding future filings.

Our Products
------------

36. Supplementally, we advise that 30% of revenues were generated by sales of coolers and 70% were generated by custom systems manufacturing.

37. Supplementally, we advise that the systems are typically custom designed utilizing a combination of known treatment technologies to create a turn-key water treatment solution, including: dealkaliztion, deionization, desalination, activated carbon and multi-media filtration, ozonation, reverse osmosis, ultra-filtration, ultra-violet light disinfection and water softening.

38. Supplementally, we advise there is no dependence on one or few major customers.

39. Supplementally, we advise there has been no expenditure on research and development.

40. Supplementally, we advise that competitors typically sell through distributors or in-house sales personnel, which is what WST uses. Aquacell Media utilizes marketing partners with expertise in their fields, who are responsible for their own expenses.

In Store Advertising Industry
-----------------------------

41. Supplementally, we advise we have disclosed that this information is from marketing studies conducted by Point-of-Purchase Advertising International

Our Water Science Technologies, Inc. Subsidiary
-----------------------------------------------

42. Supplementally, we advise that this information was disclosed in the Form 10-QSB for the quarter ended March 31, 2003.

Government Regulation
---------------------

43. Supplementally, we advise that there are no direct regulations on our products, manufacturing processes or business.

Competition
-----------

44. Supplementally, we advise that we do not have this information, nor do we deem it material.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 13
-------------------

45. The reduction of manufacturing costs of our self-filling water cooler resulted from a decrease in purchase price of the raw cooler, the modification of our filtration system and the mounting of the filtration system within the cavity of the cooler rather than on an external backboard. These modifications resulted in an overall 10% cost reduction.

46. The Company intends to expand its "Message on the Bottle" program into non-retail locations, such as car dealerships, health clubs and law offices to illustrate the diverse areas to be reached.

47. Management believes that as a result of the restructuring of its marketing plan for its AquaCell Media subsidiary, the trend of revenue decreases will be reversed, as advertising is sold on the cooler's permanently attached five-gallon bottle. By continuing to use marketing partners, the Company does not anticipate increased cost and expenses in its marketing endeavors.

48. A section has been added to the Form 10-QSB for the quarter ended December 31, 2004 to add new critical accounting policies.

49. The Company has referenced SEC Release 33-8098 and 33-8040 in connection with the preparation of Management's Discussion and Analysis.

Item 8A - Controls and Procedures
---------------------------------

50. See response to comment number 34.

Financial Statements
--------------------

Balance Sheet, page F-2
-----------------------

51. The amount of the current asset stock subscription was collected prior to the issuance of the financial statements. A footnote has been added to the Form 10-QSB for the quarter ended December 31, 2004.

Statements of Operations, page F-3
----------------------------------

52. The components and related amounts included in the "other" line have been disclosed in a footnote to the financial statements in Form 10-QSB for the quarter ended December 31, 2004.

53. Comprehensive loss equals net loss in each period presented.

Note B - Summary of Significant Accounting Policies
---------------------------------------------------

11 - Long-lived Assets, page F-9
--------------------------------

54. The long-lived assets policy has been updated to indicate that we account for the impairment and disposition of long-lived assets in accordance with SFAS 144.

17 - New Accounting Pronouncements, page F-10
---------------------------------------------

55. The tabular presentation for awards of stock-based employee compensation as required by paragraph 45(c) of SFAS 123, as amended by SFAS 148 becomes operative for periods ending after December 15, 2005.

Note F - Equity Transactions
----------------------------

(3) - Issuance of Common Stock, page F-13
-----------------------------------------

56. The Company accounted for the repricing of the 965,000 and 401,000 common stock purchase warrants as equity transactions since they related to warrants issued in previously completed private placements. Based upon our review of APB 25, FIN 44 and FAS 123, there was no impact on our statement of operations because there were no compensation aspects to the transactions.

57. The information requested by this comment has been provided in a supplemental disclosure.

58. There was no amortization related to the issuance of 100,000 shares in connection with a three year service agreement because the agreement commenced on July 1, 2004. Amortization will be taken over a three year period from that date.

Note G - Income Taxes, page F-15
--------------------------------

59. The responses requested by this comment have been submitted in a supplemental disclosure. The Company is of the opinion that no changes should be made to the financial statement.

Spin Off - Aquacell Water
-------------------------

60. This comment relates to a transaction that originated during the quarter ended December 31, 2004. The disclosure requested has been made in the Form 10-QSB for the quarter ended December 31, 2004.

Recent Sales of Unregistered Securities
---------------------------------------

61. Disclosure of facts relied upon have been included in subsequent 10-QSB filings.


                        FORM 8-K FILED NOVEMBER 29, 2004
                        --------------------------------

62. Supplementally we enclose a copy of the plan submitted to the American Stock Exchange. The Company requests that the Amex Plan be given confidential treatment by the staff.



     Please advise if you have any further comment with respect to the registration statement on Form S-3. If you have no further comment, we will provide you with an acceleration request for the registration statement.


                                               Sincerely,

                                              /s/ Harold W. Paul

HWP/sl                                            HAROLD W. PAUL


cc:   Jennifer Hardy

enc.

                           SUPPLEMENTAL DISCLOSURE TO
                                  COMMENT #57

Number of                                            Disclosure in
Warrants      Exercise     Gross                     Financial
Exercised     Price        Proceeds     Expenses     Statements
---------     --------     --------     --------     -------------
  965,000       $ .83      $801,000     $ 79,000     Note F(3)
---------     --------     --------     --------     -------------
1,100,000       $ .01        11,000         -        Note F(3)
---------     --------     --------     --------     -------------
   50,000         -            -            -        Supplemental
                                                     Cash Flow
                                                     Information
---------     --------     --------     --------     -------------
2,115,000                  $812,000     $ 79,000
---------                  --------     --------


                           SUPPLEMENTAL DISCLOSURE TO
                                   COMMENT #59
                                  INCOME TAXES


a) Reconciliation Between Book and Tax Loss

Loss- Per Financial Statement- 6/30/04                            $ (4,512,000)

Expenses per Financial Statement
  Not Deductible for Taxes
   Schedule M-1 Items
   ------------------
   Stock based compensation                          $ 1,072,000
   Fair value adjustment of deferred payable             333,000
   Impairment loss on goodwill                           218,000
   Other adjustments for insurance premiums,
      golf club dues, meals & Entertainment and
      miscellaneous items                                302,000
                                                     -----------
                                                                     1,925,000
                                                                  -------------
                   Loss for Tax Purposes                          $ (2,587,000)


b) Deferred Tax Asset Computed as follows:

                  Federal                 34%
                  State                    9%
                                         -----
                  Aggregate               43%


c) Annual Expiration Dates of Loss Carryforwards


Loss for            Amount                Annual
Year Ended          of Loss               Expiration Date
----------          ------------          ---------------
12/31/1996          $    117,000             12/31/2016
 6/30/1998               505,000              6/30/2018
 6/30/1999             1,497,000              6/30/2019
 6/30/2000             1,309,000              6/30/2020
 6/30/2001             1,733,000              6/30/2021
 6/30/2002             1,624,000              6/30/2022
 6/30/2003             1,428,000              6/30/2023
 6/30/2004             2,587,000              6/30/2024
                    ------------
                    $ 10,800,000